EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-134424) and Form S-8 (No. 333-218178, 333-117792, 333-118388, and 333-135070) of Independence Holding Company of our reports dated March 13, 2020, relating to the consolidated financial statements, the financial statement schedules, and the effectiveness of internal control over financial reporting of Independence Holding Company, appearing in this Annual Report on Form 10-K/A of Independence Holding Company for the year ended December 31, 2019.

/s/ RSM US LLP

Jacksonville, FL
March 13, 2020